EXHIBIT 99.1

Burcon to Present at 6th Annual LD MICRO Conference on December 5

VANCOUVER, British Columbia, Nov. 20, 2013 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in developing functionally superior plant-based proteins, has been invited to present at LD MICRO's 6th Annual Conference. The conference will be held at the Luxe Hotel in Los Angeles on December 3-5, 2013.

Burcon management is scheduled to present on Thursday, December 5 at 3:00 p.m. Pacific time, with one-on-one meetings held throughout the day.

Management will discuss the company's progress, including the commercial rollout of its award-winning CLARISOY™ soy protein and the introduction of Peazazz™, a revolutionary protein derived from field peas.

The company's unique plant protein extraction technology, which is supported by key U.S. patents, has propelled Burcon into an industry-leading position as a developer of premium plant protein ingredients that demonstrate exceptional clarity, solubility, clean taste, sustainability, manufacturing scalability and value for a growing demographic of health-conscious consumers.

For additional information about the LD MICRO Conference, visit www.ldmicro.com.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader developing functionally superior plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca

         Investor Relations Contact:
         Matt Glover or Michael Koehler
         Liolios Group Inc.
         Tel (949) 574-3860
         BUR@liolios.com